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                               PHILLIPS NIZER LLP
                                666 FIFTH AVENUE
                             NEW YORK, NY 10103-0084
                               (212) 977-9700 TEL
                               (212) 262-5152 FAX

Elliot H. Lutzker
(212) 841-0707
elutzker@phillipsnizer.com

                                                                February 8, 2007

VIA FEDERAL EXPRESS

Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: John Reynolds, Assistant Director
      Jay Ingram, Counsel

      MAIL STOP 0511

          RE: SEGUSO HOLDINGS, INC.
              REGISTRATION STATEMENT ON FORM SB-2
              FILE NO.: 333-122697
              FIRST FILED: FEBRUARY 10, 2005

Dear Messrs. Reynolds and Ingram:

On behalf of Seguso Holdings, Inc. (the "Company"), we are hereby responding to the March 9, 2005 comments of the Staff of the Securities and Exchange Commission (the "Commission") with respect to the filing by the Company of its Registration Statement on Form SB-2 (the "Registration Statement"), File No. 333-122697, first filed by the Company with the Commission on February 10, 2005. The Company's responses are set forth below.

We have included two hard copies of Amendment No. 1 to the Registration Statement filed with the Commission electronically today. These copies have been marked to show changes from the Registration Statement and have been annotated in the margin to reflect the number of the Staff

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Securities and Exchange Commission
February 8, 2007
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comment to which each change is responsive. Capitalized terms not otherwise defined in this letter are used here as defined in the Registration Statement.

GENERAL

          1. This Division issued an interpretative letter to the NASD-Regulation which concludes that promoters or affiliates of a blank check company and their transferees would act as "underwriters" under the Securities Act of 1933 when reselling the securities of the blank check company. That letter also indicates that we believe that those securities can be resold only through a registered offering. Rule 144 would not be available for those resale transactions just by technical compliance with the requirements of that Rule. See letter of January 21, 2000 to Ken Worm, Assistant Director OTC Compliance Unit, NASD Regulation, Inc. Revise your filing to disclose the Division's position summarized above. We also believe that shareholders who obtain securities directly from a blank check issuer, rather than through promoters and affiliates, cannot use Rule 144 to resell their securities, since their resale transactions would appear to be designated to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act. Please revise your disclosure as appropriate. We specifically refer to disclosure contained in the "Certain Market Information" section commencing on Page 21.

We have modified the second paragraph of "Certain Market Information" section of the prospectus, as requested.

          2. Please provide the disclosure required by Item 510 and Item 201(a)-(c) of Regulation S-B.

We added the disclosure required by Item 201(a)-(c) under Certain Market Information. Following "Certain Market Information" we added a new section, "Limitation on Liability and Indemnification Matters," which includes the disclosure required by Item 510 of Regulation S-B.

          3. In several places in your prospectus, we note disclosure related to the prospect of the Company being regulated under the Investment Company Act of 1940. Please note that so long as the Company meets the requirement of Rule 419, the Company will neither be required to register as an investment company nor be regulated as an investment company. See Commission Release 33-6932 (April 28, 1992), Section II.B.1. Please revise your disclosure as appropriate, including the eighth Risk Factor.

We have revised what was the eighth Risk Factor (now the 11th).

          4. Please add disclosure, as appropriate, addressing the interaction of Exchange Act Rule 10b-9 and Rule 419 to this offering. See Commission Release 33-6932 (April 28, 1992), Section II.C.

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Securities and Exchange Commission
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We have added additional disclosure addressing the interaction of these two
Rules. The risk factor entitled "You may not have access to your funds for up to 18 months from the date of this prospectus" has been revised and a new sub-section entitled "Return of Offering Proceeds" under "Propose Business" has been added.

We revised the discussion of escrow account investments under "Use of Proceeds" section to reflect the Commission's position on Rule 419 escrow accounts and believe that the section entitled "Rule 419 Prescribed Acquisition Criteria and Reconfirmation" is in compliance with required disclosure. However, the discussion in the "Acquisition Restrictions" section deals with post-acquisition activities and we believe it is not impacted by the Commission's position on Rule 419 escrow accounts.

PROSPECTUS SUMMARY

          5. We do not understand the statement, "the business must have a minimum fair market value of at least 80% of the offering proceeds, including the warrant proceeds." What business are you referring to? If you were referring to a potential acquisition candidate then so state. What are "warrant proceeds?" Are you seeking to register the offering sale of warrants? Please clarify.

We have amended the disclosure in the "Prospectus Summary" to reflect your comment. We have eliminated the references to "warrant proceeds" and "warrants" throughout the Registration Statement. This was in error, as we are not seeking to register the offer and sale of warrants.

LIMITED STATE REGISTRATION

          6. We note reference to "warrants" as it pertains to a secondary trading market. Please clarify.

We are not seeking to register the offer and sale of warrants. We have eliminated all references to "warrants."

RISK FACTORS

          7. In the introductory paragraph, clarify that you disclose all "material" risks here.

We have revised the introductory paragraph to Risk Factors to reflect your comment.

          8. In the second Risk Factor, please clarify that an investor's proportionate portion of the funds will be promptly returned to them if this offering is not fully subscribed within 90 days or a maximum of 180 days if extended.

We have revised the second Risk Factor to reflect your comment.

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Securities and Exchange Commission
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          9. Please add a risk factor addressing the fact that if you are unable to consummate an acquisition within the 18-month timeframe provided under Rule 419, an investor may lose up to 20% of their investment. See Rule 419(b)(2)(i) and (b)(2)(IV). Also, disclose why an investor may lose up to 20% of his/her investment.

We do not believe a Risk Factor is appropriate on this point. No underwriting fees or expenses will be paid from the offering proceeds. Furthermore, the Company does not intend to withdraw from the escrow the 10% of the proceeds permitted by Rule 419. Therefore, we do not believe that there is a risk investors will lose up to 20% of their investment if no acquisition is consummated.

          10. We note your disclosure in Risk Factor 7 regarding secondary trading. Please note that Exchange Act Rule 15g-8 prohibits any sale of deposited securities or interests in the securities until the securities are released from the Rule 419 escrow account. Additionally, Rule 419(b)(3)(II) restricts the transfer or other disposition of securities held in the escrow account or any interest related to those securities. Please revise your disclosure accordingly. We may have further comment.

We have revised this risk factor to (now the ninth factor) and its caption to address the restrictions imposed by Exchange Act Rule 15g-8.

          11. Please add a Risk Factor addressing the fact that Mr. Seguso has little or no experience valuing and/or evaluating prospective acquisition candidates.

We have added Risk Factor 5 highlighting Mr. Seguso's lack of experience.

          12. Please devote a specific section of your prospectus to the information contained in the fifth Risk Factor. See Item 5 of Form SB-2.

We have added a new section, Determination of Offering Price (immediately following the Risk Factor section), to respond to your comment regarding what is now the sixth Risk Factor.

USE OF PROCEEDS

          13. We note that the Company's sole officer and director has agreed to provide the funds necessary to pay the expenses of the offering and for 18 months or until the time you complete a business combination. Indicate whether or not this commitment is in writing. If so, please file the agreement.

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Securities and Exchange Commission
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We have revised this Section to reflect that Mr. Seguso has made a written commitment to loan money to the Company until the offering goes effective and thereafter, until an acquisition is identified and completed. The agreement has been filed as an exhibit to the registration statement.

PLAN OF OPERATION

          14. Please provide a detailed plan of operation as required by Item 303(a) of Regulation S-B.

We have revised the Plan of Operation section in accordance with your comment.

          15. We note disclosure that your "ability to commence operations is contingent upon obtaining adequate financial resources through this offering." We do not understand your statement given the fact that you will not have access to funds raised through this offering due to the restrictions imposed by Rule 419. Please clarify.

The third sentence under this heading has been deleted as part of a revision to this section.

          16. Clarify your statement that Robert Seguso has not loaned funds to you "as of January 1, 2005." Has Mr. Seguso loaned funds to the Company? If so, disclose the terms of the loan agreement and file it as a material exhibit.

This sentence has been revised to reflect your comment.

          17. Disclose whether operations will cease if the Company is not able to secure additional funding or adequate funding from its sole officer and director.

Additional disclosure has been added to address this comment.

PROPOSED BUSINESS

"Blank Check" Offering

          18. Please remove the first sentence in the "Background" subsection.

We have removed this sentence.

          19. We note your statements that the Company will conduct a due diligence review of any potential acquisition candidate. We note that the Company as of November 30, 2004, had a capital deficit of $(3,211) and that the Company is limited to receiving 10% of the net offering proceeds prior to the consummation of the acquisition. We do not understand how the Company will be able to conduct a due diligence review. Please explain.

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Securities and Exchange Commission
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This comment has been complied with. An additional sentence has been added stating that such costs are subject to receiving funding from the Company's CEO.

Employees

          20. Given the Company's current cash position, please disclose how the Company will pay for the services of "outside consultants, advisors, attorneys and accountants."

Please see our response to comment 19 above.

MANAGEMENT

Executive Officers and Directors

          21. Expand the disclosure related to Mr. Seguso's business experience in accordance with Item 401 of Regulation S-B. Please describe Mr. Seguso's business experience, if any, during the last five years. See Item 401(a)(4) of Regulation S-B.

We added disclosure to respond to this comment.

          22. Revise your disclosure in the second paragraph to indicate that Mr. Seguso intends to devote less than 10% of his time to your affairs. Currently, you reference "each member of management." Management consists of Mr. Seguso.

This comment has been complied with.

PRINCIPAL STOCKHOLDERS

          23. Disclose if Meyers Associates, L.P. is a broker-dealer. If so, disclose whether Meyers Associates will, in any way, facilitate the distribution of this offering. Also disclose if Mr. Seguso is affiliated with Meyers Associates. We may have further comment.

This comment has been complied with in footnote (6) under the Principal Stockholders table.

DESCRIPTION OF SECURITIES

State Blue Sky Information

          24. Please identify the location of the escrow account and file an executed copy of the escrow agreement as a material exhibit. Also, disclose the arrangements to place the funds in escrow.

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Securities and Exchange Commission
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We have revised the disclosure in the Escrow Agent subsection to reflect this comment. The escrow agreement is attached as Exhibit 10.1.

          25. We note your statement that "we believe that the shares, upon completion of this offering, will be eligible for sale on a secondary market ..." Please revise to clarify your statement. Specifically address that the common stock cannot be traded until it is released from escrow. See Exchange Act Rule 15g-8.

We have revised the disclosure to reflect the confirmation and escrow release prerequisites to secondary trading.

PLAN OF DISTRIBUTION

          26. We note that the Company will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934. Please advise supplementally the basis of Mr. Seguso's qualification with respect to each element of the safe harbor.

Mr. Seguso meets each element of the safe harbor described in Rule 3a4-1. He is not subject to any statutory disqualification under Section 3(a)(39) of the Securities Exchange Act of 1934 because he has never been a member of a domestic or foreign financial self-regulatory organization or been disciplined by a financial regulatory authority. He will not receive any compensation based on the sale of the securities being offered here. He is not associated with a broker-dealer other than as a customer. He will be involved in the evaluation of a potential acquisition candidates. He has never been or worked for a registered broker-dealer, and is not, and has not in the last 12 months been, an officer, director or shareholder of a company making a public offering of securities.

          27. We do not understand how the disclosure in the bullet points beneath the sentence commencing "Holders may sell ..." applies to this offering. Revise or advise.

We deleted this disclosure as it does not apply to this offering.

ESCROW ACCOUNT

          28. Please identify the location of the escrow account and file an executed copy of the escrow agreement as a material exhibit. Also, disclose the arrangements to place the funds in escrow.

Please see our response to comment 24.

          29. We note your statement that "the shares subscribed for will be issued as soon as practicable after subscriptions have been accepted and promptly deposited into

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Securities and Exchange Commission
February 8, 2007
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     escrow in accordance with Rule 419." We do not understand your disclosure given that the securities held in the escrow account cannot be released until you met the conditions prescribed by Rule 419. Please clarify.

We believe the current disclosure accurately reflects Rule 419(b)(3).

FINANCIAL STATEMENTS

Notes to Financial Statements

          30. Revise Note A to state Company's fiscal year end.

Updated financial statements for the period ended September 30, 2006, which contain this information have been provided with Amendment No. 1.

          31. Revise Note B to add the Company's policy to account for the costs of the proposed offering. Also disclose the commitment of the CEO to loan the Company the money for the offering costs as discussed under Use of Proceeds on Page 8.

Updated financial statements which contain this information have been provided with Amendment No. 1.

GENERAL

          32. Include a currently dated consent of the independent accountants in any amendment to this registration statement.

This comment has been complied with.

          33. You should be aware that the financial statements must be updated after April 13, 2005 if the Company's fiscal year end is other than December 31. Otherwise, the financial statements were stale after February 14, 2005 based on the 45 day rule as it applies to Item 310(g) of Regulation S-B.

This comment has been complied with. The financial statements were updated to September 30, 2006.

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

          34. Please file all required exhibits as soon as possible to allow for staff review, including the legality opinion.

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Securities and Exchange Commission
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This comment has been complied with.

          35. Please file the instrument(s) defining the rights of security holders. See Item 601 of Regulation S-B.

We have added Exhibit 4.2 to address the requirements of Item 601.

UNDERTAKINGS

          36. We note you have the undertakings called for by Item 512(f) of Regulation S-B. Supplementally advise us as to the applicability of these undertakings.

The undertakings called for by Item 512(f) have been deleted.

CLOSING COMMENTS

     Should you have any further questions or require additional documentation, please do not hesitate to call the undersigned at (212) 841-0707.

Thank you.

                                        Very truly yours,

                                        PHILLIPS NIZER LLP


                                        /s/ Elliot H. Lutzker
                                        ----------------------------------------
                                        Elliot H. Lutzker

Enclosures (Amendment No. 1 marked and annotated)